UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-36206

500.com LIMITED

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

SIGNATURE
EX-99.1

TABLE OF CONTENTS

Exhibit 99.1	–	Press release: 500.com Limited Announces Proposed Offerings of Convertible Senior Notes and American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.COM LIMITED

By:	/s/ Man San Law
Name:	Man San Law
Title:	Chairman and Chief Executive Officer

Date: March 27, 2014

Exhibit 99.1

500.com Limited Announces Proposed Offerings of Convertible Senior Notes and

American Depositary Shares

SHENZHEN, China, March 26, 2014 – 500.com Limited (“500.com” or the “Company”) (NYSE: WBAI), today announced that it has filed registration statements with the U.S. Securities and Exchange Commission (the “SEC”) with regard to (i) a proposed underwritten public offering by the Company and certain shareholders of the Company of American Depositary Shares, each representing 10 Class A ordinary shares, par value $0.00005 per share, of the Company (the “ADSs”), and (ii) a proposed underwritten public offering by the Company of its convertible senior notes (the “Notes”).

Subject to market and other conditions, the Company and certain shareholders of the Company propose to offer ADSs. A selling shareholder intends to grant to the underwriters of the proposed ADS offering a 30-day option to purchase additional ADSs. The Company will not receive any proceeds from the proposed sale of the ADSs by the selling shareholders.

Concurrently with the proposed offering of the ADSs and subject to market and other conditions, the Company proposes to offer the Notes. The Company intends to grant to the underwriter of the proposed Notes offering a 30-day option to purchase additional principal amount of the Notes.

Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc are acting as representatives of the underwriters for the proposed offering of the ADSs, and Deutsche Bank Securities Inc. is acting as the representative of the underwriters of the proposed offering of the Notes.

In connection with the above proposed offerings, Deutsche Bank Securities Inc., the sole bookrunning manager in the Company’s initial public offering of 66,539,000 ADSs representing the Company’s ordinary shares, are releasing the lock-up restrictions with respect to up to 49,627,409 Class B ordinary shares of the Company held by two directors of the Company. The release will take effect on or about April 8, 2014, and the ADSs representing such ordinary shares may be sold on or after such date.

Registration statements relating to these securities have been filed with the SEC but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statements become effective. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase, nor shall there be any sale of, any of the securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.